UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated March 17, 2022: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2021.

The information contained in this Report on Form 6-K and the exhibit attached hereto, except for the CEO Commentary, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

SK 27712 0003 8695070 v1

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2021

ATHENS – March 17, 2022 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three months and year ended December 31, 2021.

Fourth Quarter Highlights:

•

Net income and earnings per common unit (basic and diluted) of $16.9 million and $0.38, respectively;

•

Adjusted Net Income(1)of $11.4 million and Adjusted Earnings(1) per common unit (basic and diluted) of $0.23;

•

Adjusted EBITDA(1) $24.7 million;

•

100% fleet utilization(2); and

•

Declared and paid cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: “DLNG PR A”) for the period from August 12, 2021 to November 11, 2021 and $0.546875 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from August 22, 2021 to November 21, 2021.

Subsequent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Series A Preferred Units for the period from November 12, 2021 to February 11, 2022, which was paid on February 14, 2022 to all preferred Series A unit holders of record as of February 7, 2022; and

•

Declared a quarterly cash distribution of $0.546875 on the Series B Preferred Units for the period from November 22, 2021 to February 21, 2022, which was paid on February 22, 2022 to all preferred Series B unit holders of record as of February 14, 2022.

(1)

(1) Adjusted EBITDA, Adjusted Net Income, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2)

(2) Please refer to Appendix B.

CEO Commentary:

Our thoughts go out to everyone affected and suffering as a result of the crisis in Ukraine. We continue to closely monitor this ongoing situation, including the implications of economic sanctions, trading restrictions and other considerations that may affect our business.  Please see section of this report entitled “Russian Sanctions Developments”.

We are pleased to report the results for the three months and full year ended December 31, 2021. All six LNG carriers in our fleet are operating under their respective long-term charters with international gas producers with an average remaining contract term of 6.9 years. As of March 17, 2022, our estimated contracted revenue backlog is $1.02 billion.

All six of our LNG carriers are contracted with major international energy companies. The earliest contracted re-delivery date for any of our six LNG carriers, subject to the terms of the applicable charter, is in the third quarter of 2023 (the Arctic Aurora), with the second earliest contracted re-delivery date (for the Clean Energy) in the first quarter of 2026.

For the fourth quarter of 2021, we reported Net Income of $16.9 million, Earnings per common unit of $0.38, Adjusted Net Income of $11.4 million, Adjusted Earnings per common unit of $0.23 and Adjusted EBITDA of $24.7 million. We are also pleased to report 100% utilization of our fleet for the seventh quarter in a row.

Going forward, we intend to continue our strategy of using our cash flow generation to deleverage our balance sheet and reinforce our liquidity to build equity value over time and enhance our ability to pursue future growth initiatives.

Russian Sanctions Developments

Due to the ongoing Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

 As of today’s date and to the Partnership’s knowledge:

•

The Partnership is in compliance with all applicable U.S. and E.U. sanctions;

•

Current U.S. and E.U. sanctions regimes have exempted certain LNG shipping operations and do not materially affect the business, operations or financial condition of the Partnership;

•

The Partnership’s counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations;

•

 Sanctions legislation is changing rapidly and the Partnership is continuously monitoring the ongoing situation.

The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time.  The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition or results of operations. Please see the section of this report entitled “Forward Looking Statements”.

Financial Results Overview:

	Three Months Ended		Year Ended
(U.S. dollars in thousands, except per unit data)	December 31, 2021 (unaudited)	December 31, 2020 (unaudited)	December 31, 2021 (unaudited)	December 31, 2020 (unaudited)
Voyage revenues	$35,678	$34,435	$137,746	$137,165
Net Income	$16,941	$10,643	$53,260	$34,052
Adjusted Net Income (1)	$11,386	$10,656	$43,879	$37,817
Operating income	$16,730	$16,246	$64,611	$64,264
Adjusted EBITDA(1)	$24,694	$24,360	$97,009	$96,451
Earnings per common unit	$0.38	$0.22	$1.14	$0.63
Adjusted Earnings per common unit (1)	$0.23	$0.22	$0.88	$0.74

(1) Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended December 31, 2021 and 2020 Financial Results

Net Income for the three months ended December 31, 2021 was $16.9 million as compared to Net Income of $10.6 million in the corresponding period in 2020, which represents an increase of $6.3 million, or 59.4%. This increase in net income for the three months ended December 31, 2021 compared to the corresponding period in 2020, was mainly attributable to the increase in voyage revenues as well as to the increase in gain on our interest rate swap transaction entered into in May 2020.

Adjusted Net Income for the three months ended December 31, 2021 was $11.4 million compared to $10.7 million in the corresponding period in 2020, representing a net increase of $0.7 million, or 6.5%, mainly due to the increase in voyage revenues as well as to the decrease in finance costs compared to the corresponding period in 2020.

Voyage revenues for the three months ended December 31, 2021 and 2020 were $35.7 million and $34.4 million, respectively.

The Partnership reported average daily hire gross of commissions(1) of approximately $64,500 per day per vessel in the three-month period ended December 31, 2021, compared to approximately $62,700 per day per vessel in the corresponding period in 2020. During both three-month periods ended December 31, 2021 and 2020, the Partnership’s vessels operated at 100% utilization.

Vessel operating expenses were $8.2 million, which corresponds to daily operating expenses per vessel of $14,799 in the three-month period ended December 31, 2021, as compared to $7.1 million, or daily operating expenses per vessel of $12,940 in the corresponding period in 2020. This increase in operating expenses for the three months ended December 31, 2021 is mainly attributable to higher expenses related to the vessels’ technical maintenance and supply costs, compared to the corresponding period in 2020.

Adjusted EBITDA for the three months ended December 31, 2021 was $24.7 million, as compared to $24.4 million for the corresponding period in 2020. The increase of $0.3 million in Adjusted EBITDA for the three months ended December 31, 2021, or 1.2%, was mainly due to the increase in voyage revenues which was partially offset by the increase in operating expenses compared to the corresponding period in 2020 as explained above.

Interest and finance costs, net, were $5.3 million in the three months ended December 31, 2021 as compared to $5.7 million in the corresponding period in 2020, which represents a decrease of $0.4 million, or 7.0% due to the lower weighted average interest and the reduction in the average interest bearing debt as compared to the corresponding period in 2020.

For the three months ended December 31, 2021, the Partnership reported Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, of $0.38 and $0.23 respectively, after taking into account the distributions relating to the Series A Preferred Units and the Series B Preferred Units on the Partnership’s Net income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, are calculated on the basis of a weighted average number of 36,802,247 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of the non-cash items presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

(1) Average daily hire gross of commissions represents voyage revenue excluding the non-cash time charter deferred revenue amortization, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended December 31, 2021, the Partnership generated net cash from operating activities of $21.0 million as compared to $14.2 million in the corresponding period in 2020, which represents an increase of $6.8 million, or 47.9%, mainly as a result of working capital variations.

As of December 31, 2021, the Partnership reported total cash of $97.0 million (including $50.0 million of restricted cash). The Partnership’s outstanding indebtedness as of December 31, 2021 under the $675.0 Million Credit Facility amounted to $567.0 million (gross of unamortized deferred loan fees) of which $48.0 million is repayable within one year.

As of December 31, 2021, the Partnership had available borrowings of $30.0 million under its interest free $30.0 million revolving credit facility with its Sponsor, or the $30.0 Million Revolving Credit Facility, which was extended on November 14, 2018, and is available to the Partnership at any time until November 2023.

Vessel Employment

As of March 17, 2022, the Partnership had estimated contracted time charter coverage(1) for 100% of its fleet estimated Available Days (as defined in Appendix B) for the remainder of 2022, 96% of its fleet estimated Available Days for 2023 and 83% of its fleet estimated Available Days for 2024.

As of the same date, the Partnership’s estimated contracted revenue backlog (2) (3) was $1.02 billion, with an average remaining contract term of 6.9 years.

(1) Estimated time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period. Actual time charter coverage may vary.

(2) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(3) $0.14 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

Conference Call and Webcast:

As announced, the Partnership’s management team will host a conference call on Friday, March 18, 2022 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44

(0) 2071 928592 (Standard International Dial In). Please quote "Dynagas”.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.dynagaspartners.com and click on Webcast under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter ended December 31, 2021 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com  on the webcast page. Participants to the webcast can download the PDF presentation.  The information in the presentation and otherwise on our website is not incorporated by reference into this report.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership which owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1536

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project”, “will”, “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward- looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply and demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, including COVID-19, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of the London Interbank Offered Rate, or, LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate, the amount of cash available for distribution, and other factors. Due to the ongoing Russian conflicts with Ukraine, the United States, the European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.  The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time.  Potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system that would negatively affect payments under the Partnership’s existing vessel charters; (2) the Partnership’s counterparties being potentially limited by sanctions from performing under its agreements; and (3) a general deterioration of the Russian economy.  In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations.  The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition or results of operations.

Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended December 31,		Year Ended December 31,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (audited)
REVENUES
Voyage revenues	$35,678	$34,435	$137,746	$137,165
EXPENSES
Voyage expenses (including related party)	(560)	(689)	(2,657)	(2,994)
Vessel operating expenses	(8,169)	(7,143)	(29,640)	(28,830)
General and administrative expenses (including related party)	(708)	(667)	(3,105)	(2,528)
Management fees -related party	(1,518)	(1,697)	(6,023)	(6,752)
Depreciation	(7,993)	(7,993)	(31,710)	(31,797)
Operating income	16,730	16,246	64,611	64,264
Interest and finance costs, net	(5,315)	(5,711)	(21,420)	(26,837)
Gain/ (Loss) on derivative instruments	5,529	209	10,104	(3,148)
Other, net	(3)	(101)	(35)	(227)

Net income	$16,941	$10,643	$53,260	$34,052
Earnings per common unit (basic and diluted)	$0.38	$0.22	$1.14	$0.63
Weighted average number of units outstanding, basic and diluted:
Common units	36,802,247	35,612,580	36,504,120	35,546,823

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	December 31, 2021 (unaudited)	December 31, 2020 (audited)
ASSETS:
Cash and cash equivalents and restricted cash (current and non-current)	$97,015	$74,979
Derivative financial instrument (current and non-current)	8,824	—
Due from related party (current and non-current)	2,494	1,350
Other current assets	2,453	2,141
Vessels, net	853,190	884,900
Other non-current assets	1,505	2,467
Total assets	$965,481	$965,837

LIABILITIES
Total long-term debt, net of deferred financing costs	$561,966	$607,681
Total other current liabilities	18,734	14,092
Derivative financial instrument (current and non-current)	—	2,666
Due to related party (current and non-current)	247	1,706
Total other non-current liabilities	3,050	3,199
Total liabilities	$583,997	$629,344

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at December 31, 2021 and December 31, 2020)	36	(5)
Common unitholders (36,802,247 and 35,612,580 units issued and outstanding as at December 31, 2021 and December 31, 2020)	254,734	209,784
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at December 31, 2021 and December 31, 2020)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at December 31, 2021 and December 31, 2020)	53,498	53,498
Total partners’ equity	$381,484	$336,493

Total liabilities and partners’ equity	$965,481	$965,837

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Cash flows from Operating Activities:
Net income:	$16,941	$10,643	$53,260	$34,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,993	7,993	31,710	31,797
Amortization and write-off of deferred financing fees	555	613	2,285	2,526
Deferred revenue amortization	(81)	167	222	400
Amortization and write-off of deferred charges	55	55	501	217
(Gain)/ Loss on derivative financial instrument	(5,529)	(209)	(10,104)	3,148
Changes in operating assets and liabilities:
Trade accounts receivable	215	(19)	294	(241)
Prepayments and other assets	94	441	(505)	156
Inventories	(102)	(42)	(101)	(90)
Due from/ to related parties	(536)	(41)	(2,603)	(496)
Deferred charges	—	(17)	(9)	(90)
Trade accounts payable	(292)	(45)	1,280	(1,033)
Accrued liabilities	(185)	129	(235)	7
Unearned revenue	1,869	(5,488)	3,596	(1,750)
Net cash from Operating Activities	20,997	14,180	79,591	68,603

Cash flows from Investing Activities
Vessel acquisitions and other additions to vessels’ cost	—	—	—	—
Net cash used in Investing Activities	—	—	—	—

Cash flows from Financing Activities:
Issuance of common units, net of issuance costs	—	21	3,407	297
Payment of securities registration and other filing costs	—	(73)	(14)	(90)
Distributions declared and paid	(2,891)	(2,891)	(11,563)	(11,563)
Repayment of long-term debt	(12,000)	(12,000)	(48,000)	(48,000)
Payment of derivative instruments	(407)	(304)	(1,385)	(474)
Net cash used in Financing Activities	(15,298)	(15,247)	(57,555)	(59,830)

Net (decrease) / increase in cash and cash equivalents and restricted cash	5,699	(1,067)	22,036	8,773
Cash and cash equivalents and restricted cash at beginning of the period	91,316	76,046	74,979	66,206
Cash and cash equivalents and restricted cash at end of the period	$97,015	$74,979	$97,015	$74,979

APPENDIX B

Fleet statistics

	Three Months Ended December 31,		Year Ended December 31,
(expressed in United states dollars except for operational data)	2021	2020	2021	2020
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	552.0	552.0	2,190.0	2,196.0
Available Days (3)	552.0	552.0	2,190.0	2,196.0
Revenue earning days (4)	552.0	552.0	2,190.0	2,190.7
Time Charter Equivalent (5)	$63,620	$61,134	$61,684	$61,098
Fleet Utilization (4)	100%	100%	100%	99.8%
Vessel daily operating expenses (6)	$14,799	$12,940	$13,534	$13,128

     (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

       (2)  “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

     (3)  “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

     (5)  Time charter equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three months and year ended December 31, 2021 and 2020 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$35,678	$34,435	$137,746	$137,165
Voyage Expenses *	(560)	(689)	(2,657)	(2,994)
Time Charter equivalent revenues	$35,118	$33,746	$135,089	$134,171
Available Days	552.0	552.0	2,190.0	2,196.0
Time charter equivalent (TCE) rate	$63,620	$61,134	$61,684	$61,098

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended December 31,		Year Ended December 31,
(In thousands of U.S. dollars)	2021	2020	2021	2020
Net income	$16,941	$10,643	$53,260	$34,052
Net interest and finance costs (1)	5,315	5,711	21,420	26,837
Depreciation	7,993	7,993	31,710	31,797
(Gain)/ Loss on derivative financial instrument	(5,529)	(209)	(10,104)	3,148
Amortization of deferred revenue	(81)	167	222	400
Amortization and write-off of deferred charges	55	55	501	217
Adjusted EBITDA	$24,694	$24,360	$97,009	$96,451

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), unrealized gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any Non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended December 31,		Year Ended December 31,
(In thousands of U.S. dollars except for units and per unit data)	2021	2020	2021	2020
Net Income	$16,941	$10,643	$53,260	$34,052
Amortization of deferred revenue	(81)	167	222	400
Amortization and write- off of deferred charges	55	55	501	217
(Gain)/ Loss on derivative financial instrument	(5,529)	(209)	(10,104)	3,148
Adjusted Net Income	$11,386	$10,656	$43,879	$37,817
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(2,899)	(2,899)	(11,595)	(11,589)
Common unitholders’ interest in Adjusted Net Income	$8,487	$7,757	$32,284	$26,228
Weighted average number of common units outstanding, basic and diluted:	36,802,247	35,612,580	36,504,120	35,546,823
Adjusted Earnings per common unit, basic and diluted	$0.23	$0.22	$0.88	$0.74

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates, amortization of fair value of acquired time charters and changes in the fair value of derivative financial instruments, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.

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